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                             September 29, 2023

       Jonathan D. Alspaugh
       President and Chief Financial Officer
       Aeglea BioTherapeutics, Inc.
       221 Crescent Street
       Building 17, Suite 102B
       Waltham, MA 02453

                                                        Re: Aeglea
BioTherapeutics, Inc.
                                                            Registration
Statement on Form S-3
                                                            Response dated
September 8, 2023
                                                            File No. 333-273769

       Dear Jonathan D. Alspaugh:

              We have limited our review of your registration statement to those issues we have addressed in our comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Registration Statement on Form S-3

       General

   1. We note your response to comment 1 from our letter dated August 28, 2023. Based on the totality of the
transactions, including the entry into the CVR agreement and disposition of the legacy assets, as
well as the termination of the legacy employees and executives, we are unable to concur
with your analysis. Please amend your registration statement to register the offering
on Form S-1.
 Jonathan D. Alspaugh
FirstName LastNameJonathan
Aeglea BioTherapeutics, Inc. D. Alspaugh
Comapany 29,
September NameAeglea
              2023      BioTherapeutics, Inc.
September
Page 2    29, 2023 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Dillon Hagius at 202-551-7967 or Joe McCann at 202-551-6262 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:      Branden C. Berns